Exhibit 99.1

2007 Spreadtrum Technology Forum to be

Held August 29

Shanghai, China, August 22, 2007 – Spreadtrum Communications, a leading China-based baseband chipset provider, will host its 2007 Spreadtrum Technology Forum on August 29th (Beijing Time) at the Riverfront Business Hotel in Shanghai, China. The Forum will be Spreadtrum’s first organized event for the wireless IC and communications industry following the completion of its recent initial public offering on NASDAQ. Expected industry participants include mobile service providers, mobile handset vendors, testing technology and solution providers, design houses, specialists and research organizations. Other distinguished guests include scientists from the Chinese Academy of Engineering, officials from the Ministry of Information Industry and representatives from the Shanghai Municipal Government. Dr. Arno Allan Penzias, Nobel Laureate in Physics and former Vice President and Chief Scientist of Bell Laboratories, will be a featured keynote speaker along with Youshou Wu, Academician of the Chinese Academy of Engineering.

The theme of the 2007 Spreadtrum Technology Forum is “Innovation Changes the Future”. The Forum will cover topics such as technology trends, recent R&D achievements, market trends and analysis, plus roadmaps and strategies for building a stronger wireless IC and telecommunications infrastructure within China.

In addition, the Forum will include introductions to Spreadtrum’s innovative platform strategies and new products. Scheduled presentations by Spreadtrum and various industry analysts will look at the future development of the wireless communications market and critical trends needed for that growth. To help foster that vision, Spreadtrum will discuss the implementation of a win-win strategy in conjunction with its customers and strategic partners, including explanations of the support it receives from its main customers and strategic partners. Spreadtrum will also showcase the latest technologies it has developed, new products created by its customers and applications developed by its partners, including various technology classroom sessions held by Spreadtrum’s strategic partners.

The Forum will consist of both leading edge technology from China’s wireless IC industry and global convergence trends, making it valuable to any member of the worldwide communications market. It will also provide opportunities for attendees to network and examine new opportunities with other industry leaders, with the aim of fostering continued industry growth and development.

About Spreadtrum Communications

Spreadtrum Communications, Inc. (Nasdaq: SPRD - News) is a leading fabless semiconductor company who develops and markets innovative wireless communications products. Spreadtrum provides high-performance, low-cost products including 2.5G/3G baseband IC, protocol stack software, application software, wireless communication module and total solutions for worldwide wireless terminal manufactures, independent design houses, and semiconductor companies. Spreadtrum successfully developed the world’s first TD-SCDMA baseband chip and Asia’s first 2.5G (GSM/GPRS) baseband chip. Spreadtrum’s true single-chip solution has great advantages such as high performance with low-cost, fast market entry for customers, reduced time-to-market and effective local customer support. More information on Spreadtrum Communications Inc could be found on its website at http://www.spreadtrum.com.